UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number 000-52396

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-KSB  [ ]Form 11-K  [ ]Form 20-F  [ ]Form 10-QSB  [ ]Form N-SAR

For Period Ended: March 31, 2008

[   ]  Transition Report on Form 10-K

[   ]  Transition Report on Form 20-F

[   ]  Transition Report on Form 11-K

[   ]  Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CX2 TECHNOLOGIES, INC.

Full name of registrant

_______________

Former name if applicable

3700 Airport Rd., Suite 410B

Address of principal executive office (Street and Number)

Boca Raton, FL  33431

City, state and zip code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-KSB for the period ended March 31, 2008 (the "Annual Report") could not be filed within the prescribed time period, as management needs additional time to review and finalize the Annual Report, including the financial statements included therein.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Michael Rand

                  (561)

     347-9235

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes  [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [ ] No

The Registrant anticipates reporting a net loss of approximately $525,000 for the fiscal year ended March 31, 2008 as compared to a net loss of $7,900,302 for the fiscal year ended March 31, 2007.

CX2 TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

June 30, 2008

By: /s/ Michael Rand

---------------------------

Michael Rand, CEO